July 13, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tonya K. Aldave
Susan Block
Sonia Bednarowski
Angela Connell
Julie Sherman

Re:	Erasca, Inc.

Registration Statement on Form S-1 (File No. 333-257436)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between July 12, 2021 and the date hereof, approximately 2,346 copies of the Preliminary Prospectus, dated July 12, 2021, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, July 15, 2021 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC BOFA SECURITIES, INC.
As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett

Name:	Benjamin Burdett
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks

Name:	Kalli Dircks
Title:	Managing Director, Equity Capital Markets

BOFA SECURITIES, INC.

By:	/s/ Ryan Fisk

Name:	Ryan Fisk
Title:	Managing Director

[Signature Page to Acceleration Request Letter]